EXHIBIT 12.1

PNM RESOURCES, INC. AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$81,638	$84,773	$66,042	$34,488	$48,483
Amortization of debt premium, discount and expenses	6,566	4,729	3,962	3,036	2,990
Other interest	32,242	44,918	13,734	1,976	3,922
Estimated interest factor of lease rental charges	19,308	19,235	19,934	18,843	19,568
Interest capitalized	4,119	2,982	1,421	957	1,163
Preferred dividend requirements of subsidiaries	556	798	4,063	881	845
Total Fixed Charges	$144,429	$157,435	$109,156	$60,181	$76,971

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes	$63,112	$164,018	$76,502	$107,060	$68,267
(Earnings) of equity investee	(7,581)	-	-	-	-
Earnings from continuing operations before income taxes and investee earnings	55,531	164,018	76,502	107,060	68,267
Fixed charges as above	144,429	157,435	109,156	60,181	76,971
Interest capitalized	(4,119)	(2,982)	(1,421)	(957)	(1,163)
Preferred dividend requirements of subsidiaries	(556)	(798)	(4,063)	(881)	(845)

Earnings Available for Fixed Charges	$195,285	$317,673	$180,174	$165,403	$143,230

Ratio of Earnings to Fixed Charges	1.35	2.02	1.65	2.75	1.86